NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Topeka and the state of Kansas on the 30th day of March, 2007.

Signature	Security Mid Cap Growth Fund

(Name of Registrant)

By	MICHAEL G. ODLUM

(Name of director, trustee or officer signing on behalf of Registrant)

President

(Title)

Attest:	CHRIS SWICKARD

(Name)

Assistant Secretary

(Title)